Exhibit 99.1

Lead Real Estate Appoints Ken Takahashi as Chief Financial Officer to Drive Next Phase of Growth

Seasoned finance executive brings extensive experience in corporate strategy, capital markets, and financial management

Tokyo, Japan – January 6, 2026– Lead Real Estate Co., Ltd (Nasdaq: LRE) ("LRE" or the "Company"), a Japanese real estate developer of luxury residential properties, including single-family homes and condominiums across Tokyo, Kanagawa Prefecture, and Sapporo, and the developer and operator of the ENT TERRACE brand of extended-stay hotels, today announced that Ken Takahashi has been appointed Chief Financial Officer, effective January 1, 2026. Mr. Takahashi will lead all finance, capital markets, and corporate planning activities.

Mr. Takahashi previously served as Senior Executive Officer and Head of the Financial Management Office at Fujimoto Holdings Co., Ltd., as well as Senior Executive Officer and Head of Accounting at PIP Co., Ltd. and Representative Director and President of PIP Business Associate, where he oversaw group-wide budgeting, accounting, and internal controls for a diversified corporate group. He also held senior finance and strategy roles at KPMG Peat Marwick Co., Ltd. and Nikko Group's venture and investment platforms, and served as Representative Director and Chief Executive Officer of Mirai Asset Management Co., Ltd., gaining broad experience in capital markets, financial advisory, and regulated financial products. Mr. Takahashi holds a master's degree in industrial and operations engineering from the University of Michigan.

"Our business is entering a new phase where disciplined capital allocation, financial transparency, and effective engagement with capital markets are more important than ever," said Eiji Nagahara, President, Chief Executive Officer, and Representative Director of the Company. "Ken's track record at large corporate groups and financial institutions, combined with his global perspective, makes him the right finance leader to support our next stage of growth."

"I am honored to serve as LRE's Chief Financial Officer," said Ken Takahashi. "LRE has a compelling strategy and a strong team, and I look forward to partnering with the leadership team to strengthen our financial foundation and accelerate sustainable value creation for our stakeholders."

About Lead Real Estate Co., Ltd

Lead Real Estate Co., Ltd is a Japanese developer of luxury residential properties, including single-family homes and condominiums, across Tokyo, Kanagawa Prefecture, and Sapporo. In addition, the Company operates hotels in Tokyo and leases apartment building units to individual customers in Japan and Dallas, Texas.

The Company's mission is to serve its customers by offering stylish, safe, and luxurious living. The Company's vision is to adopt the Kaizen (continuous improvement) approach to continually improve its operations and to leverage its nationally recognized, award-winning luxury homes and strong market position in the luxury residential property market in Tokyo, Kanagawa Prefecture, and Sapporo to create a global transaction platform allowing access to prime Japanese condominiums as well as overseas condominiums, including in the U.S. and Hong Kong.

For more information, please visit the Company's website at https://www.lead-real.co.jp/en/.

About "ENT TERRACE"

"ENT TERRACE" is an extended-stay hotel brand operated by Lead Real Estate Co., Ltd. ENT TERRACE provides flexible, residential-style accommodation in Tokyo's prime districts for international travelers, families, and business executives seeking home-like comfort with hotel services for longer stays. ENT TERRACE GINZA PREMIUM was awarded "Luxury Apartments of the Year in Kanto" at the Travel & Hospitality Awards 2025, a renowned recognition in the international tourism industry. Learn more at https://ent-terrace.com/en/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and other factors that may affect future results, as described in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact Information

For Media and Investor Relations:

Ken Takahashi

Chief Financial Officer

Lead Real Estate Co., Ltd

k-takahashi@lead-real.co.jp

+81 3-5784-5127

AUM Advisors

Crocker Coulson

Email: crocker.coulson@aummedia.org

Tel: +1 (646) 652-7185